Leonard W. Burningham
                              Lawyer
                   Hermes Building * Suite 205
                        455 East 500 South
                 Salt Lake City, Utah 84111-3323
                     Telephone (801) 363-7411
                        Fax (801) 355-7126
                    e-mail lwb@burninglaw.com


August 22, 2005

Jim B. Rosenberg
Senior Assistant Chief Accountant
U. S. Securities and Exchange Commission
450 Fifth Street, N.W. Stop 4-5
Washington, D.C. 20549

Re:       Birch Financial, Inc.
          Form 10-KSB for the Fiscal Year Ended December 31, 2004
          Filed April 8, 2005
          File No. 000-50145

Dear Mr. Rosenberg:

     This letter is to respond to certain questions that you raised regarding information the Company presented in our Form 10KSB for the year ended December 31, 2004, in your comment letter dated August 17, 2005.

Comment #1. This comment had to do with the reference to Rules 13a-15(c) and 15c-15(e) instead of the current Rules 13a-14 and 15d-14. This has been corrected in both Exhibits 31.1 and 31.2.

Comment #2. Comment number 2 had to do with our discussion of the reasons for the changes in our results of operations for the periods presented. Our discussion has been updated under results of operations to address this comment.

Comment #3. This comment was for the auditors to reissue the audit report to state that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board. The auditors report clearly states that their audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB), and they feel that no revision is necessary. The auditors followed the recommendation from the AICPA, CPCAF Alert #46-3/22/05.

Comment #4. This comment was regarding Note 1, subparagraph Receivables, and to revise our disclosure regarding the interest rates earned on the receivables outstanding for each period. We have updated this subparagraph in response to your comment.

Comment #5. This comment had to do with our Controls and Procedures. We have updated this section in response to your comment.

Comment #6. Comment #6 has to do with what consideration the President, CEO and Vice President, Treasurer and CFO receive for services that they provide for the Company. While the President/CEO, Vice President/Treasurer/CFO did not receive compensation for their duties, Golden Oak Cooperative Corporation was paid $24,800 for administrative services. The Board of Directors serve the Company on a pro bono basis and only receive reimbursement for expenses.

     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; that Staff comments or changes to disclosure to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

                                              Sincerely yours,

                                              /s/ Leonard W. Burningham

                                              Leonard W. Burningham
LWB/sg